FOR IMMEDIATE RELEASE Contact: Beth McGoldrick (617) 663-4751 bmcgoldrick@jhancock.com

PATRIOT PREMIUM DIVIDEND FUND II (NYSE: PDT) ANNOUNCES EXPIRATION OF TENDER OFFER

BOSTON, October 24, 2008 – John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) (the "Fund") announced today the preliminary results of its tender offer for up to 2,768,417 shares of its common stock representing up to five percent of its issued and outstanding shares of common stock, at a price equal to 98% of the Fund's net asset value (“NAV”) per share on the date the tender offer expired. The offer expired at 5:00 p.m., New York City time, on Thursday, October 23, 2008.

Based on current information, approximately 15,835,104.460 shares of common stock, or approximately 28.60 percent of the Fund’s common stock outstanding, were tendered through the expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeded 2,768,417 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. Shareholders cannot be assured that all of their tendered Shares will be repurchased by the Fund.

No more than a total of 2,768,417 properly tendered shares will be accepted for cash payment at a price equal to 98% of the Fund’s NAV as of the close of regular trading on the New York Stock Exchange on October 23, 2008. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. Payment for shares tendered and accepted is expected to be sent to tendering shareholders within approximately ten business days after the expiration date.

As previously announced, the per account Service Fee of $25.00 to be paid to Mellon Investor Services LLC by shareholders whose shares are accepted for tender has been eliminated. Tendering shareholders will not be charged a Service Fee or any other fee. The Fund will pay the Service Fee. The Service Fee will be returned to those shareholders who previously paid such Service Fee for shares they tendered.

The Fund is a diversified closed-end management investment company. The investment objective of the Fund is to provide high current income consistent with modest growth of capital for holders of its common shares of beneficial interest. The Fund pursues its objective by investing in a diversified portfolio of dividend-paying preferred and common stocks. The Fund operates so that dividends paid will qualify in their entirety for the

Dividends Received Deduction (DRD), although there can be no assurance that this result will be achieved. Income eligible for DRD entitles certain corporate investors to deduct 70% of the dividends they received from their taxable income, while individual investors also benefit as the maximum federal tax rate for qualified dividend income (QDI) is only 15%.

About John Hancock Funds

The Boston-based mutual fund business unit of John Hancock Financial Services, John Hancock Funds manages more than $54.8 billion in open-end funds, closed-end funds, private accounts, retirement plans and related party assets for individual and institutional investors at June 30, 2008. John Hancock Funds are distributed by John Hancock Funds, LLC, member FINRA. For more information, please visit www.jhfunds.com.

John Hancock Financial Services is a unit of Manulife Financial Corporation, a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$393 billion) at June 30, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial may be found on the Internet at www.manulife.com.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

The performance data contained within this press release represents past performance, which does not guarantee future results. Performance, especially for short time periods, should not be the sole factor in making your investment decision. Statements in this press release that are not historical facts are forward-looking statements as defined by United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the fund's control and could cause actual results to differ materially from those set forth in the forward-looking statements.